UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9/A

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

NEXTEST SYSTEMS CORPORATION

(Name of Subject Company)

NEXTEST SYSTEMS CORPORATION

(Name of Persons Filing Statement)

Common Stock, $0.001 par value

(Title of Class of Securities)

652909102

(CUSIP Number of Class of Securities)

Robin Adler

Chairman and Chief Executive Officer

Nextest Systems Corporation

875 Embedded Way

San Jose, California 95138

(408) 960-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

WITH A COPY TO:

Sheryl L.R. Miller

Heller Ehrman LLP

333 Bush Street

San Francisco, California 94104

(415) 772-6342

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule”) originally filed with the Securities and Exchange Commission (the “SEC”) on December 21, 2007, by Nextext Systems Corporation, a Delaware corporation (the “Company”), relating to the tender offer by Teradyne, Inc., a Massachusetts corporation (the “Parent”), and NAC Equipment Corporation, a Delaware corporation and a direct wholly owned subsidiary of the Parent (the “Offeror”), disclosed in the Tender Offer Statement on Schedule TO, filed by the Parent and Offeror with the SEC on December 21, 2007, and pursuant to which the Offeror is offering to purchase all outstanding shares of common stock, par value $0.001 per share, of the Company (the “Shares”) at a price of $20.00 per Share, net to the seller thereof, in cash, without interest, less any required withholding taxes, upon the terms and subject to the conditions sets forth in the Offer to Purchase, dated December 21, 2007, and the related Letter of Transmittal. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule.

Item 8. Additional Information.

Item 8 of the Schedule is hereby amended and supplemented by adding the following new paragraph to the end of Item 8:

Consummation of Offer

The Offer expired by its terms and was successfully completed at midnight, Eastern Time, on January 23, 2008. Upon the expiration of the Offer, the Offeror accepted for payment, in accordance with the terms of the Offer, all shares that were validly tendered and not withdrawn prior to the expiration of the Offer. The Offeror has advised the Company that, based upon information obtained by the Offeror from the depository for the Offer, as of the expiration of the Offer a total of 17,624,392 shares of Nextest Systems Corporation common stock (including shares delivered pursuant to notices of guaranteed delivery) were validly tendered and not withdrawn prior to the expiration of the Offer. This represents more than 90% of the outstanding shares of common stock of Nextest Systems Corporation.

In accordance with the Merger Agreement, the Offeror will acquire all of the remaining shares by means of a short-form merger under Delaware law (the “Merger”). Pursuant to the Merger, Offeror will merge with and into the Company with the Company surviving as a direct wholly-owned subsidiary of the Parent. Furthermore, pursuant to the Merger Agreement, each Share not accepted for payment in the Offer, other than those as to which holders validly exercise dissenters’ rights and those held by the Parent or the Company or their respective subsidiaries, will be converted in the Merger into the right to receive $20.00 in cash, without interest thereon and less any applicable stock transfer taxes and withholding taxes. This is the same price per share paid during the Offer.

Item 9. Materials to be Filed as Exhibits:

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(7)	Joint Press Released issued by the Company and the Parent, dated January 24, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.

NEXTEST SYSTEMS CORPORATION

By:	/s/ Jim Moniz
Name:	Jim Moniz
Title:	Vice President/Chief Financial Officer

Dated: January 24, 2008